SPECIAL INVITATION

Follow our conference call:
1st Quarter of 2013 Earnings Results

Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA:ITUB4) is pleased to invite you to participate in our conference calls about the 1st quarter of 2013 earnings results.
The live webcast will be available at www.itau-unibanco.com/ir

Save the date:  May 2, 2013
Access Code:  Itau Unibanco
Portuguese:	English:
● 08:30 AM (EST)	● 10:00 AM (EST)
● 09:30 AM (Brasília time)	● 11:00 AM (Brasília time)
(55-11) 4688-6361	Toll-free from the US: (1-866) 262-4553 In Brazil: (55-11) 4688-6361 Other countries: (1-412) 317-6029

Presentation:

Alfredo Egydio Setubal
Executive Vice President and IRO

Caio Ibrahim David
CFO (Chief Financial Officer)

Rogério Calderón
Corporate Controller & Head of Investor Relations

The live webcast will be available at www.itau-unibanco.com/ir. The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until May 8, 2013, dial (55 11) 4688-6312. Access codes: 6549496# (call in Portuguese) and 0600682# (call in English). The slide presentation will be available for viewing and downloading on Thursday morning. If you have any questions, please contact Ms. Doris Pompeu at globalRI, at (55 11) 3254-6710 or doris.pompeu@globalri.com.br